AMERICAN CAPITAL STRATEGIES, LTD.
                       2 Bethesda Metro Center, 14th Floor
                            Bethesda, Maryland 20814


                                  May 11, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Post-Effective Amendment No. 1 (the "Amendment")/1 to Registration Statement on Form N-2 filed April 13, 2000 (Registration No. 333-79377) (the "Registration Statement")

Ladies and Gentlemen:

         By this letter, American Capital Strategies, Ltd. (the "Issuer"), makes application to the Securities and Exchange Commission (the "Commission"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), to withdraw the Amendment. The Amendment became effective at 10:00 a.m. on April 17, 2000, and was intended to increase the amount of securities registered under the Registration Statement by $150 million to $400 million (the "Additional Securities").

         In connection with filing the Amendment, counsel for the Issuer was advised by Commission staff that the Issuer was eligible to register the Additional Securities by filing the Amendment. This application is made because the Commission staff has subsequently advised the Issuer that the staff's prior statement was incorrect and that the Issuer may only register the Additional Securities by filing a new registration statement. The Commission staff has thus advised the Issuer to make this application.

         Questions regarding this application may be addressed to our counsel, Samuel A. Flax, of the firm of Arnold & Porter, at (202) 942-5730.

         Thank you for your consideration of this application.

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1 Accession Number:  0001024739-00-00256
  CIK: 000817473

Securities and Exchange Commission
May 11, 2000
Page 2


                                        Sincerely,

                                        AMERICAN CAPITAL STRATEGIES, LTD.



                                        By: /s/John Erickson
                                            ------------------------------------
                                            John Erickson, Vice President, Chief
                                            Financial Officer and Secretary